AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 2009.
REGISTRATION NO. 333-157309

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO
FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
MANULIFE FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA	6311	98-0361647
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number,
Incorporation or Organization)	Classification Code Number, if applicable)	if applicable)
200 Bloor Street East
TORONTO, ONTARIO M4W 1E5
(416) 926-3000
(Address and telephone number of Registrant’s principal executive offices)
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
601 CONGRESS STREET
BOSTON, MASSACHUSETTS 02210-2415
ATTENTION: EMANUEL ALVES
(617) 663-3000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
COPIES TO:
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
ATTENTION: ANDREW J. BECK
(212) 880-6000
DEBEVOISE & PLIMPTON LLP
919 THIRD AVENUE
NEW YORK, NY 10022
ATTENTION: ALAN H. PALEY, ESQ.
(212) 909-6000
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.
PROVINCE OF ONTARIO, CANADA
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):
A. ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☑ at some future date (check appropriate box below)
1. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☑ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☐ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑
The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This short form base shelf prospectus has been filed under legislation in the Province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada M4W 1E5 (telephone: (416) 926-3000), and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
April 21, 2009
Manulife Financial Corporation
US$1,000,000,000
Debt Securities
Class A Shares
Class B Shares
Manulife Financial Corporation (“MFC”) may from time to time offer and issue the following securities: (i) senior unsecured debt securities (the “Debt Securities”); and (ii) Class A Shares (“Class A Shares”) and Class B Shares (“Class B Shares”) (collectively, the “Preferred Shares”). The Debt Securities and Preferred Shares (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
MFC may sell up to US$1,000,000,000 in aggregate initial offering amount of Securities (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$1,000,000,000 (or the equivalent in other currencies) at any time and from time to time during the 25 month period that this prospectus (the “Prospectus”) including any amendments thereto, remains valid.
The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of the Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of MFC or the holder, any exchange or conversion terms and any other specific terms; and (ii) in the case of Preferred Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of MFC or the holder, any exchange or conversion terms and any other specific terms. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security,
9305392.3
08679-2023

a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.
All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
MFC’s head and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.
MFC is permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. MFC prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and is subject to Canadian auditing and auditor independence standards. MFC’s financial statements may not be comparable to financial statements of U.S. companies. Information regarding the impact upon MFC’s financial statements of significant differences between Canadian GAAP and U.S. generally accepting accounting principles (“U.S. GAAP”) is contained in the notes to MFC’s consolidated financial statements incorporated by reference in this Prospectus relating to the differences between Canadian and U.S. GAAP furnished to the U.S. Securities and Exchange Commission (“SEC”) and incorporated by reference in the registration statement filed with the SEC.
Owning the Securities may subject holders to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective purchasers should read the tax discussion in any applicable Prospectus Supplement.
Purchasers’ ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because MFC is incorporated in Canada, most of MFC’s officers and directors and certain of the experts named in this Prospectus are Canadian residents, and many of MFC’s assets are located outside the United States.
NEITHER THE SEC NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
The Securities may be sold through underwriters or dealers, by MFC directly pursuant to applicable statutory exemptions, or through agents designated by MFC from time to time. The Prospectus Supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to MFC and, to the extent applicable, any fees payable to the underwriters, dealers or agents. Unless otherwise specified in the applicable Prospectus Supplement, any Debt Securities offered hereby will not be listed on any stock exchange.
The Debt Securities will be direct unsecured obligations of MFC constituting senior indebtedness for the purposes of the Insurance Companies Act (Canada) (the “ICA”) and will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (the “CDIC Act”) or by the U.S. Federal Deposit Insurance Corporation.

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	3
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
DOCUMENTS INCORPORATED BY REFERENCE	4
WHERE PROSPECTIVE PURCHASERS CAN FIND MORE INFORMATION	5
MFC	6
CAPITALIZATION OF MFC	6
MFC SHARE STRUCTURE	7
DESCRIPTION OF DEBT SECURITIES	10
ICA RESTRICTIONS AND APPROVALS	26
CONSTRAINTS ON SHARES UNDER THE ICA	26
ADDITIONAL RESTRICTIONS ON DECLARATION OF DIVIDENDS	27
PLAN OF DISTRIBUTION	27
USE OF PROCEEDS	28
RISK FACTORS	28

PRESENTATION OF INFORMATION
In this Prospectus, unless otherwise indicated herein or unless the context otherwise requires, all references to “MFC”, “we”, “us” and “our” refer to Manulife Financial Corporation, not including its subsidiaries. MFC and its subsidiaries are collectively referred to herein as “Manulife Financial”.
All references herein to “Canada” means Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction. Unless otherwise indicated, all references to “$” or “dollar” are to Canadian dollars and all references to “US$” are to U.S. dollars.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, Manulife Financial’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results of Manulife Financial. Although Manulife Financial believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); level of competition and consolidation; changes in laws and regulations; liquidity of Manulife Financial including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by Manulife Financial; ability to maintain Manulife Financial’s reputation; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to implement effective hedging strategies; the ability to attract and retain key executives; the ability to complete acquisitions including the availability of equity and debt financing when required for this purpose; the ability to execute strategic plans; the disruption of or changes to key elements of Manulife Financial’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this Prospectus under “Risk Factors” as well as under “Risk Factors” in MFC’s most recent annual information form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in MFC’s most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in MFC’s most recent annual and interim reports, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. Manulife Financial does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents, as filed by MFC with the various securities commissions or similar authorities in Canada, are incorporated by reference into this Prospectus:

(a)	Annual Information Form dated March 26, 2009;

(b)	audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2008 and 2007, together with the auditors’ report thereon;

(c)	management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b); and

(d)	management proxy circular dated March 17, 2009 regarding MFC’s annual and special meeting of shareholders to be held on May 7, 2009.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by MFC with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. In addition, any report filed with or furnished to the SEC by MFC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or submitted by MFC to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report.
MFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. MFC’s recent SEC filings may be obtained over the internet at the SEC’s website at www.sec.gov. Prospective purchasers may also read and copy any document MFC files or furnishes with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective purchasers may call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.
WHERE PROSPECTIVE PURCHASERS CAN FIND MORE INFORMATION
MFC has filed with the SEC, under the United States Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-9 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, MFC may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$1,000,000,000 (or the equivalent in other currencies). Each time MFC sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
MFC files annual and quarterly financial information and material change reports and other material with the securities commissions or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that MFC files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that MFC has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document MFC has filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents MFC has filed on EDGAR at www.sec.gov.
MFC
MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming a holding company of The Manufacturers Life Insurance Company (“MLI”). MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, MLI undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, MLI had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly-owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“John Hancock”) on April 28, 2004, MLI and John Hancock became sister companies. MFC owns all of the outstanding common shares of MLI and indirectly owns all of the outstanding shares of common stock of John Hancock. MFC is a life insurance company governed by the ICA.
Manulife Financial provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Funds under management by Manulife Financial were $405 billion as at December 31, 2008. Manulife Financial also provides investment management services with respect to Manulife Financial’s general fund assets, segregated fund assets and mutual funds, as well to institutional investment customers. Manulife Financial also offers reinsurance services, primarily life and accident and health reinsurance, specializing in retrocession. As of December 31, 2008 Manulife Financial operated in 19 countries and territories worldwide. MFC’s business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by MFC’s Investment Division, operating as MFC Global Investment Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.
CAPITALIZATION OF MFC
The following table sets forth the share capital and consolidated indebtedness of MFC as of December 31, 2008. The table below should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in this Prospectus.

As of December 31, 2008
($ in millions)
Long term debt	$3,689
Liabilities for preferred shares and capital instruments	3,674
Non-controlling interest in subsidiaries	217
Equity
Participating policyholders’ equity	62
Shareholders equity
Preferred shares	638
Common shares	16,157
Contributed surplus	160
Shareholders’ retained earnings and AOCI	10,438

Total equity	27,455

Total capitalization	$35,035

MFC SHARE STRUCTURE
MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of the date hereof MFC has approximately 1,611 million Common Shares, 14 million Class A Shares Series 1, 14 million Class A Shares Series 2, 12 million Class A Shares Series 3 and 18 million Class A Shares Series 4 issued and outstanding. MFC has authorized but not issued Class A Shares Series 5.
The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.
Certain Provisions of the Class A Shares as a Class
The following is a summary of certain provisions attaching to the Class A Shares as a class.
Priority
Each series of Class A Shares ranks on a parity with every other series of Class A Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, the Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.
Certain Provisions of the Class B Shares as a Class
The following is a summary of certain provisions attaching to the Class B Shares as a class.
Priority
Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class B Shares, the Class B Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.
Certain Provisions Common to both the Class A Shares and the Class B Shares
The following is a summary of certain provisions attaching to both the Class A Shares as a class and to the Class B Shares as a class.
Directors’ Right to Issue in One or More Series
Both the Class A Shares and the Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the board of directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares or the Class B Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of Financial Institutions (Canada) (the “Superintendent”) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the board of directors of MFC.
Voting Rights of Preferred Shares
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares or Class B Shares, the holders of such Class A Shares or Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.
Amendment with Approval of Holders of Preferred Shares
The rights, privileges, restrictions and conditions attached to each of the Class A Shares and the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.
Approval of Holders of Preferred Shares
The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.
Notwithstanding any other condition or provision of either class of Preferred Shares, the approval of the holders of either class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:
(i)	increase or decrease the maximum number of authorized Class A Shares or Class B Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares or the Class B Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares or the Class B Shares, as the case may be.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.
DESCRIPTION OF DEBT SECURITIES
The Debt Securities will rank equally and rateably with all of our other unsecured indebtedness, from time to time issued and outstanding, which is not subordinated.
We will issue the Debt Securities in one or more series under a senior indenture, which we refer to as the “indenture,” to be entered into between us and The Bank of New York Mellon, as trustee.
The following description of the terms and provisions of the Debt Securities and the indenture is a summary. It summarizes only those portions of the indenture which we believe will be most important to your decision to invest in our Debt Securities. You should keep in mind, however, that it is the indenture, and not this summary, which define your rights as a debtholder. There may be other provisions in the indenture which are also important to you. You should read the indenture for a full description of the terms of the Debt Securities. A form of the indenture is filed as an exhibit to the registration statement that includes this Prospectus. See “Where Prospective Purchasers Can Find More Information” for information on how to obtain a copy of the indenture.
The Debt Securities are Unsecured Obligations
Our Debt Securities will be unsecured obligations and will rank equally and rateably with all of our other unsecured indebtedness, from time to time issued and outstanding, which is not subordinated. We are a holding company and rely primarily on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet our obligations for payment of principal and interest on our outstanding debt obligations, dividends to shareholders and corporate expenses. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should rely only on our assets for payments on the Debt Securities. In addition, the payment of dividends and other upstream distributions by our insurance subsidiaries is limited under the insurance company laws in the jurisdictions where those subsidiaries are domiciled and in which they conduct operations.
Unless we state otherwise in the applicable Prospectus Supplement, the indenture does not limit us or our subsidiaries from incurring additional indebtedness or issuing other secured or unsecured debt under the indenture or any other indenture that we may have entered into or enter into in the future.
Terms of the Debt Securities
We may issue the Debt Securities in one or more series through an indenture that supplements the indenture or through a resolution of our board of directors or in accordance with any authorization made by our board of directors or, if permitted by applicable law, an authorized committee of our board of directors.
You should refer to the applicable Prospectus Supplement for the specific terms of the Debt Securities. These terms may include the following:
•	title and designation of the Debt Securities;

•	any limit upon the aggregate principal amount of the series;

•	maturity date(s) or the method of determining the maturity date(s);

•	interest rate(s), if any, or the method of determining the interest rate(s), if any;

•	dates on which interest will be payable and circumstances, if any, in which interest may be deferred;

•	dates from which interest will accrue and the method of determining those dates;

•	place or places where we will pay principal, premium, if any, and interest and where you may present the Debt Securities for registration of transfer or exchange;

•	place or places where notices and demands relating to the Debt Securities and the indenture may be made;

•	any redemption or early payment provisions;

•	any sinking fund or similar provisions;

•	authorized denominations if other than denominations of US$1,000 and any integral multiple of US$1,000 in excess thereof;

•	currency, currencies, or currency units, if other than in U.S. dollars, in which the principal of, premium, if any, and interest on the Debt Securities is payable, or in which the Debt Securities are denominated;

•	any additions, modifications or deletions in the events of default or covenants specified in the indenture relating to the Debt Securities;

•	if other than the principal amount of the Debt Securities, the portion of the principal amount of the Debt Securities that is payable upon declaration of acceleration of maturity;

•	any additions or changes to the indenture relating to a series of Debt Securities necessary to permit or facilitate issuing the series in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	any index or indices used to determine the amount of payments of principal of and premium, if any, on the Debt Securities and the method of determining these amounts;

•	whether a temporary global Debt Security will be issued and the terms upon which these temporary Debt Securities may be exchanged for definitive Debt Securities;

•	whether the Debt Securities will be issued in whole or in part in the form of one or more global Debt Securities;

•	identity of the depositary for global Debt Securities;

•	appointment of any paying agent(s);

•	the terms and conditions of any obligation or right we would have or any option you would have to convert or exchange the Debt Securities into other securities or cash or property of Manulife Financial or any other person and any changes to the indenture to permit or facilitate such conversion or exchange; and

•	additional terms not inconsistent with the provisions of the indenture.
We may, in certain circumstances, without notice to or consent of the holders of the Debt Securities, issue additional Debt Securities having the same terms and conditions as the Debt Securities previously issued under this Prospectus and any applicable Prospectus Supplement, so that such additional Debt Securities and the Debt Securities previously offered under this Prospectus and any applicable Prospectus Supplement form a single series, and references in this Prospectus and any applicable Prospectus Supplement to the Debt Securities shall include, unless the context otherwise requires, any further Debt Securities issued as described in this paragraph.
Special Payment Terms of the Debt Securities
We may issue one or more series of Debt Securities at a substantial discount below their stated principal amount. These Debt Securities may bear no interest or interest at a rate which at the time of issuance is below market rates. We will describe the principal Canadian and United States federal income tax consequences and special considerations relating to any series of Debt Securities in the applicable Prospectus Supplement.
The purchase price of the Debt Securities of any series may be payable in one or more foreign currencies or currency units. The Debt Securities of any series may be denominated in one or more foreign currencies or currency units, or the principal of, premium, if any, or interest on the Debt Securities of any series may be payable in one or more foreign currencies or currency units. We will describe the principal Canadian and United States federal income tax consequences and special considerations relating to any series of Debt Securities and any foreign currencies or foreign currency units in the applicable Prospectus Supplement.
If we use any index to determine the amount of payments of principal of, premium, if any, or interest on any series of Debt Securities, we will also describe in the applicable Prospectus Supplement the principal Canadian and United States federal income tax consequences and special considerations relating to any series of Debt Securities.
Denominations, Registration and Transfer
We expect to issue most Debt Securities in fully registered form without coupons and in denominations of US$1,000 and any integral multiple of US$1,000 in excess thereof. Except as we may describe in the applicable Prospectus Supplement, Debt Securities of any series will be exchangeable for other Debt Securities of the same issue and series, in any authorized denominations, of a like tenor and aggregate principal amount and having the same terms.

You may present Debt Securities for exchange as described above, or for registration of transfer, at the office of the security registrar or at the office of any transfer agent we designate for that purpose. You will not incur a service charge but you must pay any taxes, assessments and other governmental charges as described in the indenture. So long as required by the Insurance Companies Act (Canada), we shall maintain or cause to be kept, at our head office or at any other place in Canada designated by our board of directors, a central securities register that complies with the requirements of the Insurance Companies Act (Canada). We shall cause the particulars of each issue, exchange or transfer of Debt Securities to be recorded in the central securities register.
We shall also cause to be maintained a branch register or branch registers of holders of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail.
We may at any time rescind the designation of any securities registrar that we initially designate or approve a change in the location through which the securities registrar acts. We will specify the securities registrar in the applicable Prospectus Supplement. We may at any time designate additional securities registrars.
Global Debt Securities
We may issue all or any part of a series of Debt Securities in the form of one or more global Debt Securities. We will appoint the depositary holding the global Debt Securities. Unless we state otherwise in the applicable Prospectus Supplement, the depositary will be The Depository Trust Company, or DTC. We will issue global Debt Securities in registered form and in either temporary or definitive form. Unless it is exchanged for individual Debt Securities, a global Debt Security may not be transferred except:
•	by the depositary to its nominee;

•	by a nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor of the depositary, or a nominee of the successor.
We will describe the specific terms of the depositary arrangement in the applicable Prospectus Supplement. We expect that the following provisions will generally apply to these depositary arrangements.
Beneficial Interests in a Global Debt Security
If we issue a global Debt Security, the depositary for the global Debt Security or its nominee will credit on its book-entry registration and transfer system the principal amounts of the individual Debt Securities represented by the global Debt Security to the accounts of persons that have accounts with it. We refer to those persons as “participants” in this Prospectus. The accounts will be designated by the dealers, underwriters or agents for the Debt Securities, or by us if the Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global Debt

Security will be limited to participants or persons who may hold interests through participants. Ownership and transfers of beneficial interests in the global Debt Security will be shown on, and transactions can be effected only through, records maintained by the applicable depositary or its nominee, for interests of participants, and the records of participants, for interests of persons who hold through participants. The laws of some states require that you take physical delivery of securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global Debt Security.
So long as the depositary or its nominee is the registered owner of a global Debt Security, the depositary or nominee will be considered the sole owner or holder of the Debt Securities represented by the global Debt Security for all purposes under the indenture. Except as provided below under “Issuance of Individual Debt Securities,” you:
•	will not be entitled to have any of the individual Debt Securities represented by the global Debt Security registered in your name;

•	will not receive or be entitled to receive physical delivery of any Debt Securities in definitive form; and

•	will not be considered the owner or holder of the Debt Securities under the indenture.
Payments of Principal, Premium and Interest
We will make principal, premium, if any, and interest payments on global Debt Securities to the depositary that is the registered holder of the global Debt Security or its nominee. The depositary for the global Debt Securities will be solely responsible and liable for all payments made on account of your beneficial ownership interests in the global Debt Security and for maintaining, supervising and reviewing any records relating to your beneficial ownership interests.
We expect that the depositary or its nominee, upon receipt of any principal, premium, if any, or interest payment immediately will credit participants’ accounts with amounts in proportion to their respective beneficial interests in the principal amount of the global Debt Security as shown on the records of the depositary or its nominee. We also expect that payments by participants to you, as an owner of a beneficial interest in the global Debt Security held through those participants, will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of those participants.
Issuance of Individual Debt Securities
Unless we state otherwise in the applicable Prospectus Supplement, if a depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual Debt Securities in exchange for the global Debt Security. In addition, we may at any time and in our sole discretion, subject to any limitations described in the Prospectus Supplement relating to the Debt Securities, determine not to have any Debt Securities represented by one or more global Debt Securities. If that occurs, we will issue individual Debt Securities in exchange for the global Debt Security.

Further, we may specify that you may, on terms acceptable to us, the trustee and the depositary, receive individual Debt Securities in exchange for your beneficial interest in a global Debt Security, subject to any limitations described in the Prospectus Supplement relating to the Debt Securities. In that instance, you will be entitled to physical delivery of individual Debt Securities equal in principal amount to that beneficial interest and to have the individual Debt Securities registered in your name. Unless we otherwise specify, we will issue those individual Debt Securities in denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.
Payment of Additional Amounts
The indenture provides that we will make all payments under or with respect to the Debt Securities free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province, territory or political subdivision thereof, or by any authority or agency therein or thereof having power to tax (which we refer to in this Prospectus as “relevant taxes”), except to the extent required by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of such relevant taxes from any payment made under or with respect to the Debt Securities, we will pay such additional amounts as may be necessary so that the net amount received by each holder of the relevant Debt Securities (including such additional amounts) after such withholding or deduction will be equal to the amount such holder would have received if such relevant taxes had not been withheld or deducted. We refer to such payments in this Prospectus as “additional amounts.” However, we will pay no additional amounts in respect of any Debt Securities for or on account of:
•	any payment to or for the account of any holder, or beneficial owner, of the Debt Securities that does not deal at arm’s length with us (within the meaning of the Income Tax Act (Canada)) at the time such payment is made;

•	any relevant tax that would not have been imposed if the holder, or the beneficial owner, of the Debt Securities complied with our request to provide information concerning his, her or its nationality, residence or identity or to make a declaration, claim or filing or satisfy any requirement for information or reporting that is required to establish the eligibility of the holder, or the beneficial owner, of the Debt Securities to receive the relevant payment without (or at a reduced rate of) withholding or deduction for or account of any such relevant tax;

•	any relevant tax that would not have been imposed but for the fact that the holder, or the beneficial owner, of the Debt Securities was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, Canada or any province, territory or political subdivision thereof, or otherwise had some connection with Canada or any province, territory or political subdivision thereof, other than merely holding such Debt Securities, or receiving payments under such Debt Securities; or

•	any combination of the foregoing.
In addition, we will not pay additional amounts to any holder of Debt Securities who is a fiduciary or partnership or other than the sole beneficial owner of the payment subject to the relevant tax, to the extent such payment would, under the laws of Canada or any province, territory or political subdivision thereof, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to additional amounts had it been the holder of the Debt Securities.
If we are required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the Debt Securities, we will:
•	make such withholding or deduction; and

•	remit the full amount so deducted or withheld to the relevant authority in accordance with applicable law.
We will furnish to the holders of Debt Securities, within 30 days after the date the payment of any relevant taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.
If we are required by law or by the interpretation or administration thereof to withhold or deduct any relevant taxes from any payment under or with respect to the Debt Securities for which we would then have been required to pay additional amounts and fail to so withhold or deduct, we will indemnify and hold harmless each holder of Debt Securities for the amount of:
•	such relevant taxes levied or imposed on and paid by such holder;

•	any liability (including penalties, interest and expenses) arising from such relevant taxes; and

•	any relevant taxes imposed with respect to any payment under the preceding two bullet points.
Wherever in the indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Debt Security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.
If, as a result of MFC’s consolidation, amalgamation, statutory arrangement or merger with or into an entity organized under the laws of a country other than Canada or the United States or a political subdivision of a country other than Canada or the United States or the sale, conveyance or transfer by MFC of all or substantially all its properties and assets to such an entity, such an entity assumes the obligations of MFC under the indenture and the Debt Securities, such entity will pay additional amounts on the same basis as described above, except that references to “Canada” and its political subdivisions will be treated as references to Canada, the country in which such entity is organized or resident (or deemed resident for tax purposes) and their respective political subdivisions.

Payment and Paying Agents
Unless we state otherwise in an applicable Prospectus Supplement, we will pay principal of, premium, if any, and interest on your Debt Securities at the office of the trustee for your Debt Securities in the City of New York or at the office of any paying agent that we may designate.
Unless we state otherwise in an applicable Prospectus Supplement, we will pay any interest on Debt Securities to the registered owner of the Debt Security at the close of business on the record date for the interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the Debt Securities.
Any moneys or U.S. government obligations (including the proceeds thereof) deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of, premium, if any, and interest on any Debt Security that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.
Redemption
Unless we state otherwise in an applicable Prospectus Supplement, the Debt Securities will not be subject to any sinking fund.
Unless we state otherwise in an applicable Prospectus Supplement, we may, at our option, redeem any series of Debt Securities after its issuance date in whole or in part at any time and from time to time. We may redeem Debt Securities in denominations larger than US$1,000 but only in integral multiples of US$1,000 in excess thereof.
Redemption Price
Except as we may otherwise specify in the applicable Prospectus Supplement, the redemption price for any Debt Security which we redeem will equal 100% of the principal amount plus any accrued and unpaid interest up to, but excluding, the redemption date. We may redeem Debt Securities in part only in the amount of US$1,000 or integral multiples of US$1,000 in excess thereof.
Notice of Redemption
We will mail notice of any redemption of Debt Securities at least 30 days but not more than 60 days before the redemption date to the registered holders of the Debt Securities at their addresses as shown on the security register. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Debt Securities or the portions called for redemption.
Consolidation, Merger and Sale of Assets
We will not consolidate with, amalgamate with or merge into any other person, or consummate a statutory arrangement with another person, or convey, transfer or lease our properties and assets substantially as an entirety to any person, and no person may consolidate with or merge into us, unless:
•	either (i) we will be the surviving company in any merger, amalgamation, consolidation, or statutory arrangement or (ii) if we consolidate with, amalgamate with or merge into another person, or consummate a statutory arrangement with another person, in which such other person is the surviving entity, or convey or transfer our properties and assets substantially as an entirety to any person, the successor person entity will (a) be a corporation organized and validly existing under the laws of Canada, the United States or any member country of the European Union as of December 31, 2003, or any political subdivision of the foregoing; and (b) expressly assume our obligations relating to the Debt Securities and the Debt Securities of every series will be valid and binding obligations of the successor person entity entitling the holders thereof, as against the successor person entity, to all the rights of holders of Debt Securities under the indenture;

•	immediately after giving effect to the consolidation, amalgamation, statutory arrangement, merger, conveyance or transfer, there exists no event of default, and no event which, after notice or lapse of time or both, would become an event of default; and

•	other conditions described in the indenture are met.
This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, undertaking, property, assets or liabilities of any of our wholly owned subsidiaries to us. In addition, this covenant would not apply to any recapitalization transaction, a change of control of MFC or a highly leveraged transaction unless such transaction or change of control were structured to include a merger, amalgamation, statutory arrangement or consolidation by us or the conveyance, transfer or lease of our assets substantially as an entirety.
Restrictive Covenants
Unless an accompanying Prospectus Supplement states otherwise, the following restrictive covenants shall apply to each series of Debt Securities:
Limitation on Liens. So long as any Debt Securities are outstanding, neither MFC nor any of its subsidiaries will create, assume, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	The Manufacturers Life Insurance Company, John Hancock Life Insurance Company or John Hancock Life Insurance Company (U.S.A.), each a “Restricted Subsidiary;”

•	any successor to substantially all of the business of any Restricted Subsidiary which is also a subsidiary of MFC; or

•	any corporation (other than MFC) having direct or indirect control of any Restricted Subsidiary or any such successor.
However, this restriction will not apply if the Debt Securities then outstanding are secured at least equally and rateably with the otherwise prohibited secured debt so long as it is outstanding.

Limitations on Dispositions of Stock of Certain Subsidiaries. So long as any Debt Securities are outstanding and subject to the provisions of the indenture regarding mergers, consolidations and sales of assets, neither MFC nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock (other than preferred stock having no voting rights of any kind) of:
•	any Restricted Subsidiary;

•	any successor to substantially all of the business of any Restricted Subsidiary which is also a subsidiary of MFC; or

•	any corporation (other than MFC) having direct or indirect control of any Restricted Subsidiary or any such successor;
except for, in each case:
•	a sale or other disposition of any of such stock to a wholly-owned subsidiary of MFC or of such subsidiary; or

•	a sale or other disposition of all of such stock for at least fair value (as determined by MFC’s board of directors acting in good faith); or

•	a sale or other disposition required to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at MFC’s request or the request of any of MFC’s subsidiaries.

Purchase of Maturing Debt Securities
MFC may elect, by giving written notice of such election to the trustee, to have a subsidiary of MFC purchase, on the maturity date of any series of Debt Securities, all of the outstanding securities of such series of Debt Securities. In order for MFC’s subsidiary to be able to purchase such Debt Securities, MFC must have deposited with the trustee money in an amount sufficient to pay (i) all accrued and unpaid interest on the maturing Debt Securities and (ii) all other sums payable by MFC under the indenture with respect to the maturing Debt Securities, and MFC’s subsidiary must have deposited with the trustee money in an amount sufficient to pay the principal and premium, if any, of the maturing Debt Securities.
Modification and Waiver
Modification
We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the series of Debt Securities affected. However, no modification or amendment may, without the consent of the holder of each outstanding Debt Security affected:
•	change the stated maturity of the principal of, or any installment of interest payable on, any outstanding Debt Security;

•	reduce the principal amount of, or the rate of interest on or any premium payable upon the redemption of, or the amount of principal of an original issue discount security that would be due and payable upon redemption or acceleration or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of, any outstanding Debt Security;
•	change the place of payment where, or the coin or currency in which, any outstanding Debt Security or the interest on any outstanding Debt Security is payable;

•	impair your right to institute suit for the enforcement of any payment on any outstanding Debt Security after the stated maturity or redemption date;

•	reduce the percentage of the holders of outstanding Debt Securities necessary to modify or amend the indenture, to waive compliance with certain provisions of the indenture or certain defaults and consequences of such defaults or to reduce the quorum or voting requirements set forth in the indenture;

•	modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of the Debt Securities affected; or

•	modify the circumstances under which we must pay certain additional amounts to holders of the Debt Securities.
Waiver
The holders of a majority in aggregate principal amount of the outstanding Debt Securities of a series may, on behalf of the holders of all Debt Securities of that series, waive compliance by us with certain restrictive covenants of the indenture which relate to that series.
The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of a series may, on behalf of the holders of all Debt Securities of that series, generally waive any past default under the indenture relating to that series of Debt Securities and the consequences of such default. However, a default in the payment of the principal of, or premium, if any, or any interest on, any Debt Security of that series or relating to a covenant or provision which under the indenture relating to that series of Debt Security cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series affected cannot be so waived.
Events of Default
Under the terms of the indenture, each of the following constitutes an event of default for a series of Debt Securities:
•	failure to pay any interest when due, continued for 30 days;

•	failure to pay principal, or premium, if any, when due;

•	failure to perform any covenant or warranty in the indenture for 90 days after MFC receives written notice;

•	certain events of bankruptcy, insolvency, reorganization, winding-up, liquidation or dissolution; and

•	any other event of default described in the applicable board resolution or supplemental indenture under which the series of Debt Securities is issued.
We are required to furnish the trustee annually with a statement as to the fulfillment of our obligations under the indenture. The indenture provides that the trustee may withhold notice to you of any default, except in respect of the payment of principal or interest on the Debt Securities, if it considers it in the interests of the holders of the Debt Securities to do so.
Effect of an Event of Default
If an event of default exists (other than an event of default in the case of certain events of bankruptcy), the trustee or the holders of not less than 25% in aggregate principal amount of a series of outstanding Debt Securities may declare the principal amount, or, if the Debt Securities are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series, of the Debt Securities of that series to be due and payable immediately, by a notice in writing to us, and to the trustee if given by holders. Upon that declaration the principal (or specified) amount will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount of a series of outstanding Debt Securities may, subject to conditions specified in the indenture, rescind and annul that declaration.
If an event of default in the case of certain events of bankruptcy exists, the principal amount of all Debt Securities outstanding under the indenture shall automatically, and without any declaration or other action on the part of the trustee or any holder of such outstanding debt, become immediately due and payable.
Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default then exists, the trustee will be under no obligation to exercise any of its rights or powers under the indenture (other than the payment of any amounts on the Debt Securities furnished to it pursuant to the indenture) at your (or any other person’s) request, order or direction, unless you have (or such other person has) offered to the trustee security or indemnity reasonably satisfactory to the trustee. Subject to the provisions for the security or indemnification of the trustee, the holders of a majority in aggregate principal amount of a series of outstanding Debt Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee in connection with the Debt Securities of that series.
Legal Proceedings and Enforcement of Right to Payment
You will not have any right to institute any proceeding in connection with the indenture or for any remedy under the indenture, unless you have previously given to the trustee written notice of a continuing event of default with respect to Debt Securities of that series. In addition, the holders of at least 25% in aggregate principal amount of a series of the outstanding Debt Securities must have made written request, and offered the trustee security or indemnity reasonably satisfactory to the trustee to institute that proceeding as trustee, and, within 60 days following the receipt of that notice, the trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with that request, and must have failed to institute the proceeding. However, you will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on that Debt Security on or after the due dates expressed in the Debt Security (or, in the case of redemption, on or after the redemption date) and to institute a suit for the enforcement of that payment.
Tax Redemption
The Debt Securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event we determine that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Debt Securities, any additional amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any province, territory or political subdivision thereof), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations or judicial decision interpreting such laws or regulations, which amendment, change or judicial decision is announced or becomes effective on or after the date of this Prospectus.
Satisfaction and Discharge
The indenture provides that when, among other things, all Debt Securities not previously delivered to the trustee for cancellation:
•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense;
and we deposit or cause to be deposited with the trustee, money or United States government obligations or a combination thereof, as trust funds, in an amount (such amount to be certified in the case of United States government obligations) to be sufficient to pay and discharge the entire indebtedness on the Debt Securities not previously delivered to the trustee for cancellation, for the principal, and premium, if any, and interest to the date of the deposit or to the stated maturity or redemption date, as the case may be, then the indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture. However, we will continue to be obligated to pay all other sums due under the indenture and to provide the officers’ certificates and opinions of counsel described in the indenture.
Defeasance and Covenant Defeasance
Unless we state otherwise in the applicable Prospectus Supplement, the indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges and certain other specified obligations, under any series of the Debt Securities at any time, and that we may also be released from our obligations described above under “Restrictive Covenants” and “Consolidation,

Merger and Sale of Assets” and from certain other obligations, including obligations imposed by a supplemental indenture with respect to that series, if any, and elect not to comply with those sections and obligations without creating an event of default. Discharge under the first procedure is called “defeasance” and under the second procedure is called “covenant defeasance.”
Defeasance or covenant defeasance may be effected only if:
•	we irrevocably deposit with the trustee money or United States government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and any premium and interest on, all outstanding Debt Securities of that series,

•	we deliver to the trustee an opinion of counsel in the United States to the effect that:
•	the holders of the Debt Securities of that series will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge or as a result of the deposit and covenant defeasance, and

•	the deposit, defeasance and discharge or the deposit and covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the Debt Securities of that series, in the case of a defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of execution of the indenture, since that result would not occur under current tax law;
•	we deliver to the trustee an opinion of counsel in Canada to the effect that:
•	the holders of the Debt Securities of that series will not recognize gain or loss for Canadian federal, provincial, or territorial income or other tax purposes as a result of such defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ Canadian federal, provincial and territorial income tax treatment of principal and interest payments on the Debt Securities of such series;
in the case of a defeasance, this opinion must be based on a ruling of the Canada Revenue Agency or a change in Canadian income tax law occurring after execution of the indenture, since that result would not occur under current tax law;
•	no event of default under the indenture has occurred and is continuing;

•	we are not an “insolvent person” within the meaning of the Winding-Up and Restructuring Act (Canada), Assignments and Preferences Act (Ontario) and the Fraudulent Conveyances Act (Ontario);

•	such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which we are a party or by which we are bound;

•	such defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an investment company within the meaning of the United States Investment Company Act of 1940 unless such trust shall be registered under the United States Investment Company Act of 1940 or exempt from registration thereunder;

•	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with; and

•	other conditions specified in the indenture are met.
Enforceability of Judgments
Since a significant portion of our assets and certain of our subsidiaries, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us, including judgments with respect to the payment of principal, premium, if any, or interest on the notes may not be collectible within the United States.
We have been informed by our Canadian counsel, Torys LLP, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in that province on any final judgment in personam of any United States federal or New York state court located in the Borough of Manhattan, City and State of New York (a “New York Court”) against us, which judgment is subsisting and unsatisfied for a fixed sum of money with respect to the enforcement of the indenture and that is not impeachable as void or voidable under the internal laws of the State of New York if:
•	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with “public policy”, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the competition Tribunal under the Competition Act (Canada);

•	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws;

•	the action to enforce such judgment is commenced within the applicable limitation period; and

•	the court rendering such judgment had jurisdiction over MFC, as recognized by the courts of the Province of Ontario (submission by us in the indenture to the non-exclusive jurisdiction of a New York Court will be sufficient for this purpose).
In the opinion of Torys LLP, there are currently no reasons under the present laws of the Province of Ontario or the federal laws of Canada applicable therein for avoiding recognition of the judgments of New York Courts on the indenture in respect of the Debt Securities based upon public policy. However, it may be difficult for holders of Debt Securities to effect service within the United States upon our directors and officers and the experts named in this Prospectus who are not residents of the United States or to enforce against them, both in and outside of the United States, judgments of courts of the United States predicated upon civil liability under the United States federal securities laws. We have designated John Hancock Life Insurance Company (U.S.A.) as our authorized agent upon whom process may be served in an legal action or proceeding against us arising out of or in connection with the indenture.
Under the Currency Act (Canada), a court of competent jurisdiction in the Province of Ontario may only award judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a court of competent jurisdiction in the Province of Ontario will render its decision in the Canadian currency equivalent of such foreign currency calculated at the rate of exchange determined in accordance with the Courts of Justice Act (Ontario), which rate of exchange may be the rate in existence on a day other than the day of payment of the judgment.
The recognition and enforceability in the Province of Ontario of any such judgment of the New York Court may be limited by applicable Canadian federal and provincial bankruptcy insolvency, reorganization, arrangement, winding-up, moratorium, or other laws generally affecting the enforceability of creditors’ rights.
Based on the opinion of Torys LLP, we believe that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case since the case law in Canada in respect of this matter is not entirely clear. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.
Governing Law
The indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.
Concerning the Trustee
The trustee under the indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act. The trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity.
The trustee acts as depositary for funds of, makes loans to, and performs other services for, us and our subsidiaries in the normal course of business.

Consent to Jurisdiction and Service
MFC has designated John Hancock Life Insurance Company (U.S.A.), 601 Congress Street, Boston, Massachusetts 02210, as its authorized agent for service of process in the United States in any suit, action or proceeding with respect to the indenture or any Debt Securities.
ICA RESTRICTIONS AND APPROVALS
Under the ICA, MFC, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares or Common Shares, as the case may be, unless there are reasonable grounds for believing that MFC is, or the redemption or purchase would cause MFC to be, in contravention of any regulation or guidelines made under the ICA respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. No such direction to MFC has been made to date. MFC is also prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing that MFC is, or the payment would cause MFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares or Common Shares, and no such direction to MFC has been made. In addition, MFC must provide at least 15 days’ prior notice to the Superintendent before paying any dividends.
CONSTRAINTS ON SHARES UNDER THE ICA
The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of any shares of MFC (including Preferred Shares and Common Shares). Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a “significant interest” in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares.
In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government.

ADDITIONAL RESTRICTIONS ON DECLARATION OF DIVIDENDS
Pursuant to agreements made between MFC, MLI, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of MLI) (the “Trust”), MFC and MLI have covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, MLI will not pay dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not pay dividends on Preferred Shares and Common Shares, in each case, until the 12th month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which, at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares. At the date hereof, MLI does not have a class of MLI Public Preferred Shares outstanding.
PLAN OF DISTRIBUTION
MFC may sell the Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents. The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of security being offered, the name or names of any underwriters, the purchase price of such Securities, the proceeds to MFC from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.
If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
The Securities may also be sold directly by MFC at such prices and upon such terms as agreed to by MFC and the purchaser or through agents designated by MFC from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by MFC to such agent will be set forth, in the

Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
MFC may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of MFC. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with MFC to indemnification by MFC against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds to MFC from the sale of the Securities will be used for the general corporate purposes of Manulife Financial.
RISK FACTORS
An investment in the Securities is subject to various risks, including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in the Securities, investors should carefully consider the risks relating to Manulife Financial as described below and in the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a Prospectus Supplement for a specific offering of Securities.
Prospective purchasers should consider the categories of risks identified and discussed under “Risk Factors” in MFC’s most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in MFC’s most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in MFC’s most recent annual and interim reports, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been or will be filed with the SEC as part of or incorporated by reference in the registration statement of which this prospectus forms a part:
•	the documents referred to under “Documents Incorporated by Reference”;
•	form of senior indenture with The Bank of New York Mellon;
•	qualification of The Bank of New York Mellon, as Trustee on Form T-1;
•	consent of Ernst & Young LLP;
•	consent of Torys LLP; and
•	powers of attorney.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
INDEMNIFICATION OF DIRECTORS OR OFFICERS.
Under the Insurance Companies Act (Canada), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, the company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of or in a similar capacity for another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of that association with the company or other entity, if:
(1) that person acted honestly and in good faith with a view to the best interests of, as the case may be, the company or the other entity for which he or she acted at the company’s request as a director or officer or in a similar capacity; and
(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.
These individuals are entitled to indemnity from the company if the person was not judged by the court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfills the conditions set out in (1) and (2) above. A company may, with the approval of a court, also indemnify that person against all costs, charges and expenses reasonably incurred by them in connection with an action by or on behalf of the company or other entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.
The by-laws of Manulife Financial Corporation (“MFC”) provide that the board of directors of MFC shall make provisions, by resolution, for the indemnification of directors, officers, employees and such other persons as the directors shall decide on such terms and conditions as they establish. MFC’s administrative resolutions provide that MFC shall indemnify a director, officer or employee, a former director, officer or employee, or a person who acts or acted at MFC’s request as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise against any liability and costs arising out of any action or suit against them from the execution of their duties, subject to the limitations described in the administrative resolutions.
MFC’s administrative resolutions provide that MFC will have no obligation to indemnify any person for:
- any acts committed with actual dishonest, fraudulent, criminal or malicious intent;
- any act of gross negligence or willful neglect;
- any claims relating to liabilities of other persons assumed by any person entitled to indemnification;
- any claims relating to enterprises owned, operated, managed or controlled by any person entitled to indemnification;
- any claims relating to pension plans sponsored by any person entitled to indemnification;
- bodily injury, sickness or disease of any person;
- injury to or destruction of any tangible property;
- any amounts covered by any other indemnification provision on any valid and collectible insurance which the person entitled to indemnification may have; and
- any actions which were in breach of compliance with MFC policy.
MFC maintains a directors’ and officers’ liability insurance policy with a policy limit of U.S. $150,000,000. The policy is renewed annually. The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of MFC and its subsidiaries. The policy also provides protection to MFC for claims made against directors and officers for which MFC has granted directors and officers indemnity, as required or permitted under applicable statutory or by-law provisions.
Insofar as indemnification for liabilities under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS
The following exhibits have been filed as part of this Amendment No. 1 to the Registration Statement:

EXHIBIT
NUMBER	DESCRIPTION

4.1	Annual Information Form of MFC dated March 26, 2009 (incorporated by reference to MFC’s Annual Report on Form 40-F for the year ended December 31, 2008).

4.2	Audited comparative consolidated financial statements of MFC and the notes thereto for the years ended December 31, 2008 and 2007, together with the report of the auditors thereon, found at pages 51 through 114 of MFC’s 2008 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 26, 2009).

4.3	Management’s discussion and analysis for the audited comparative financial statements for the years ended December 31, 2008 and 2007 of financial results contained on pages 9 to 50 of MFC’s 2008 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 26, 2009).

4.6	Management proxy circular dated March 17, 2009 regarding MFC’s annual meeting of shareholders held on May 7, 2009 (incorporated by reference to Exhibit 99.3 to MFC’s Form 6-K filed on March 26, 2009).

5.1	Consent of Ernst & Young LLP.

5.2	Consent of Torys LLP.

6.1*	Powers of Attorney (included on the signature pages of the Registration Statement as originally filed).

7.1	Form of Senior Indenture with The Bank of New York Mellon.

7.2	Statement of Eligibility of the Trustee, The Bank of New York Mellon, on Form T-1.

*	Previously filed.
II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
ITEM 1.  UNDERTAKING.
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.
ITEM 2.  CONSENT TO SERVICE OF PROCESS.
The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.
III-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 21st day of April, 2009.

MANULIFE FINANCIAL CORPORATION
By:	/s/ Peter H. Rubenovitch
	Name:	Peter H. Rubenovitch
	Title:	Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the following capacities indicated on April 21, 2009.

SIGNATURE	TITLE

*	President, Chief Executive Officer and Director (Principal

Dominic D’Alessandro	Executive Officer)

/s/ Peter H. Rubenovitch	Senior Executive Vice President and Chief Financial Officer

Peter H. Rubenovitch	(Principal Financial and Accounting Officer)

* Gail C. A. Cook-Bennett	Chair

*	Director
John M. Cassaday

*	Director
Lino J. Celeste

*	Director
Thomas P. d’Aquino

*	Director
Richard B. DeWolfe

*	Director
Robert E. Dineen, Jr.

*	Director
Pierre Y. Ducros

*	Director
Scott M. Hand

*	Director
Robert J. Harding

*	Director
Luther S. Helms

*	Director
Thomas E. Kierans

*	Director
Lorna R. Marsden

*	Director
Hugh W. Sloan, Jr.

*	Director
Gordon G. Thiessen

*By:	/s/ Peter H. Rubenovitch	Attorney-in-Fact

Peter H. Rubenovitch

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of Manulife Financial Corporation in the United States, on this 21st day of April, 2009.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
By:	/s/ Emanuel Alves
	Name:	Emanuel Alves
	Title:	Vice President, Counsel & Corporate Secretary

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
4.1	Annual Information Form of MFC dated March 26, 2009 (incorporated by reference to MFC’s Annual Report on Form 40-F for the year ended December 31, 2008).

4.2	Audited comparative consolidated financial statements of MFC and the notes thereto for the years ended December 31, 2008 and 2007, together with the report of the auditors thereon, found at pages 51 through 114 of MFC’s 2008 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 26, 2009).

4.3	Management’s discussion and analysis for the audited comparative financial statements for the years ended December 31, 2008 and 2007 of financial results contained on pages 9 to 50 of MFC’s 2008 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 26, 2009).

4.6	Management proxy circular dated March 17, 2009 regarding MFC’s annual meeting of shareholders held on May 7, 2009 (incorporated by reference to Exhibit 99.3 to MFC’s Form 6-K filed on March 26, 2009).

5.1	Consent of Ernst & Young LLP.

5.2	Consent of Torys LLP.

6.1*	Powers of Attorney (included on the signature pages of the Registration Statement as originally filed).

7.1	Form of Senior Indenture with The Bank of New York Mellon.

7.2	Statement of Eligibility of the Trustee, The Bank of New York Mellon, on Form T-1.

*	Previously filed.